

March 26, 2018

Norman George
Chief Executive Officer, President, Director
SW Innovative Holdings, Inc.
6666 Harwin, Suite 664
Houston, TX 77036

Re: SW Innovative Holdings, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed March 15, 2018
File No. 024-10801

Dear Mr. George:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our February 23, 2018 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Item 3. Risk Factors, page 6

1.   We note that in connection with the subscription agreement, you require investors to submit to the exclusive jurisdiction of the federal courts located in Harris County, Texas. Similarly, it appears that Section 5.4 of the subscription agreement states that disputes will be litigated in federal court. However, your disclosure in Item 14 indicates that an investor is agreeing to arbitration by executing the subscription agreement. Please revise to reconcile this conflicting disclosure and clarify whether you intend arbitration to be the exclusive means of resolving all disputes. Please clearly delineate which claims are

subject to litigation and which to mandatory arbitration and specify whether there are any claim types that could be brought either in a court or an arbitration proceeding.

Additionally, please revise to discuss the exclusive forum provision in a separately captioned risk factor.

Notice Regarding Agreement to Arbitrate, page 6

2.   Address whether Texas law permits inclusion of such a mandatory arbitration provision and address any uncertainty regarding the provision's enforceability.

3.   Clearly identify the agreement or document that contains the mandatory arbitration provision. Clarify whether the provision applies to claims relating only to this offering, or more broadly to general compliance with the federal securities laws. In this regard, your disclosure in Item 3 appears to conflict with the discussion in Item 14.

4.   Discuss the specific material risks to investors resulting from this mandatory arbitration provision. For example, discuss how the mandatory arbitration provision could impact the ability of investors to bring class-action lawsuits, and the potential limitations that could result for shareholders, including, limited access to relevant information and discovery and possible imbalances of resources between you and an individual shareholder.

Plan of Distribution, page 14

5.   We reissue comment number 1. It is still unclear whether the minimum number of shares that must be sold prior to the company having access to the proceeds is twenty-five million of one hundred million.

General

6.   We reissue comment 5. Conform your signatures page to the requirements set forth in Form 1-A. For example, we refer you to the language requiring that the issuer certify it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A . Additionally, indicate who is signing in the capacity of the Company's principal executive officer, principal financial officer, and principal accounting officer. Pursuant to Instruction 2 to the signatures section, the offering statement must be signed using a typed signature. Additionally, the signatures and certifications should be included in the offering circular as opposed to an exhibit.

7.   We reissue comment 4. Please explain to us how you plan to comply with Rule 15c2-4.

Additionally, the disclosure in your offering circular is inconsistent. You state in the Plan of Distribution that the Company intends to engage a FINRA broker-dealer to offer the securities to prospective investors. However, under Item 14, you state that the Company does not intend to engage a FINRA broker-dealer.

8.   We reissue comment 6. Your disclosure in Item 6 of Part I still indicates that you have not issued or sold unregistered securities within the past year. However, your Form 1-Z filed January 9, 2018 indicates that you have recently sold securities pursuant to your offering statement qualified December 28, 2016. You must revise the Part I information in your Form 1-A as appropriate and include disclosure in the offering circular about your prior financing activities.

   Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

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